                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November, 2003




                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  X             Form 40-F
                               ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                No  X
                               ---               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- NA
                                                 ----

                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS

                                                                                      Page
                                                                                      ----
Item 1.        Interim Consolidated and Non-Consolidated Financial Information for
               the First Half of the Fiscal Year Ending March 31, 2004                 3

Signature                                                                              5

Exhibit Index                                                                          6

Exhibit 1      Interim Consolidated and Non-Consolidated Financial Information for
               the First Half of the Fiscal Year Ending March 31, 2004                 7

     Item 1. INTERIM CONSOLIDATED AND NON-CONSOLIDATED FINANCIAL INFORMATION FOR THE FIRST HALF OF THE FISCAL YEAR ENDING MARCH 31, 2004

     On November 13, 2003, we released our consolidated and non-consolidated financial information for the six-month period ended September 30, 2003. Attached as Exhibit 1 hereto is an English translation of these financial information.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The attached financial statements and accompanying information contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. Forward-looking statements are contained in the sections entitled "2. Forecast of Consolidated Performance for the Fiscal Year Ending March 31, 2004", "II. Management Policies", "III. Business Results and Financial Condition", "2. Forecast of Business Results for the Year Ending March 31, 2004 (April 1, 2003 to March 31, 2004)" and elsewhere in the attached financial information and accompanying information.

     Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in the attached financial information and accompanying information. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

     o The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

     o The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

     o Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

     o Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

     o Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

     o Our ability to further develop our catalog and Internet sales capabilities;

     o The highly competitive nature of our business and the strength of our competitors;

     o    Effects of seasonality on our business and performance;

     o Risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, trade protection measures and import or export licensing requirements, changes in tax laws, fluctuations in currency exchange rates, difficulties managing widespread operations, differing protection of intellectual property, difficulties in collecting accounts receivable and public health crises such as SARS;

     o The impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities;

     o Unexpected increases in our funding obligations with respect to our employee benefit plans due to adverse conditions in the equity or debt markets or other factors;

     o Difficulties or delays in our product sourcing or manufacturing, which may result from problems in our relationships with third party contractors, difficulties in finding high-quality contractors overseas, and other factors;

     o    Our ability to maintain adequate liquidity and capital resources;

     o Laws and regulations affecting our domestic or foreign operations, including tax obligations; and

     o Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.

     The information contained in the section entitled "Item 3 - Key Information
- Risk Factors" of our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached financial statements and accompanying information. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided elsewhere in our annual report to be a complete set of all such factors.

     We undertake no obligation to update any forward-looking statements contained in the attached financial statements and accompanying information, whether as a result of new information, future events or otherwise.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     WACOAL CORP.
                                     (Registrant)



                                     By: /s/ Nobuhiro Matsuda
                                         --------------------------------
                                         Nobuhiro Matsuda
                                         Corporate Officer
                                         Director of Finance, Corporate Planning


Date: November 21, 2003

                                  EXHIBIT INDEX

                                                                          Page
                                                                          ----
Exhibit 1   Interim Consolidated and Non-Consolidated Financial
            Information for the First Half of the Fiscal Year Ending
            March 31, 2004                                                 7